

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 31, 2008

Mr. Robert M. McLaughlin
Senior VP and CFO
Airgas, Inc.
259 North Radnor-Chester Road
Suite 100
Radnor, PA 19087

> **RE:** **Form 10-K for the fiscal year ended March 31, 2007**
> **Forms 10-Q for the periods ended June 30, 2007 and September 30, 2007**
> **Form DEF 14A filed April 29, 2007**
> **File No. 1-09344**

Dear Mr. McLaughlin:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 1 - Business, page 3

General

2. In future filings on Form 10-K, please provide the financial information about geographic areas required by Item 101(d)(1) of Regulation S-K. We note your statement in the financial statement footnotes that your operations are predominantly in the United States, however you must still provide aggregated information for all revenues you derive from foreign countries (e.g., your Canadian sales) and any long-lived assets located in foreign counties.

Item 5 - Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters Equity Compensation Plan Information, page 17

3. In future filings on Form 10-K, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the staff's no-action letter issued to the American Bar Association on January 30, 2004 (http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

4. In future filings on Form 10-K, please discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. For your reference, please see Item 303(a)(3)(iv) of Regulation S-K and Instruction 8 to the "Instructions to Paragraph 303(a)" in Item 303 of Regulation S-K.

Business Insurance Reserves, page 39

5. You state that you reserve for your self-insured retentions based on individual claim evaluations performed by a qualified third-party administrator. Please identify this expert or revise your disclosure to eliminate this reference. See Rule 436(b) of Regulation C.

Contractual Obligations and Off-Balance Sheet Arrangements, page 40

6. In future filings on Form 10-K, please separate your discussion of your off-balance sheet arrangements and expand your disclosure to address Items 303(a)(4)(B)–(D) of Regulation S-K.

Part III, page 49

7. In future filings on Form 10-K, if you intend to incorporate by reference disclosures from your proxy statement into your annual report on Form 10-K, then under the appropriate item of Form 10-K please be sure to specifically list by caption all of the sections of the proxy statement that you intend to incorporate into the applicable item of Form 10-K. For example, under Item 10 of your most recent Form 10-K, you specifically incorporate by reference from your proxy statement for your 2007 annual meeting of stockholders the information about your directors required by Item 401 of Regulation S-K, but you do not incorporate by reference the information required by Items 405, 406, 407(c)(3), (d)(4) and (d)(5) of Regulation S-K, even though such information is contained in your proxy statement under the captions "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" on page 40, "GOVERNANCE OF THE COMPANY—Charters and Code of Ethics and Business Conduct" on page 4 and "ELECTION OF DIRECTORS—Board of Directors and Committees" on page 9.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page F-11

(h) Goodwill, Other Intangible Assets and Deferred Financing Costs, page F-12

8. You state that you use third-party appraisals in connection with the valuation of non-competition agreements and customer lists. Please identify each of the third-party appraisers, or revise your disclosure to eliminate the reference to the third-party appraisals. See Rule 436(b) of Regulation C.

(p) Revenue Recognition, page F-14

9. We note that cylinders, liquid dewers and bulk tanks are an integral part of your gas products that you deliver and that product pricing for gas and rent is both bundled and unbundled. For contracts that include both product sales and gas container rental charges, please address the guidance in EITF 00-21 -- Revenue Arrangements with Multiple Deliverables and clarify how you account for these arrangements.

Note 6 – Plant and Equipment, page F-25

10. The range of useful lives for your machinery and equipment, including bulk tanks, of seven to thirty years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 9 – Indebtedness, page F-28

11. You indicate that the stock of the Company's domestic subsidiaries is pledged to the note holders of your 2004 Notes. However, pursuant to our review of the terms of your notes and indenture as set forth in your Form S-4 filed on April 15, 2004, it is unclear to us that the stock of your domestic subsidiaries collateralizes these notes. Please advise or revise your disclosures accordingly. If the terms of your notes require the pledge of your domestic subsidiaries' stock, please address for us the need to provide those subsidiaries' financial statements pursuant to Rule 3-16 of Regulation S-X.

Note 17 – Income Taxes, page F-41

12. Please disclose the expiration dates of your net operating loss carryforwards. See paragraph 48 of SFAS 109.

Note 20 – Leases, page F-44

13. We note that you made an adjustment upon the adoption of SAB 108 related to your accounting for rate escalations terms for your leases. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.

Note 26 – Condensed Consolidating Financial Information of Subsidiary Guarantors,
page F-51

14. As noted during our review of your March 31, 2004 Form 10-K, please disclose,
    if true, that all the subsidiary guarantors are "100% owned" as required by Rule 3-
    10(i)(8) of Regulation S-X. In this regard, note that "wholly-owned," as defined
    in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned," as defined
    by Rule 3-10(h)(1) of Regulation S-X.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

15. Please address the above comments in your interim filings as well, as applicable.

Note 19 - Supplementary Condensed Consolidating Financial Information of Subsidiary,
page 24

16. We note that on October 31, 2007, National Welders became a guarantor of the
    Notes. Please tell us whether you will be required to provide separate financial
    statements of National Welders in future filings under Rule 3-10 of Regulation S-
    X as well as your basis for this determination.

FORM DEF 14A FILED JUNE 29, 2007

Compensation Discussion and Analysis, page 14

17. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states
    that a principal executive officer's compensation should be discussed separately
    where the policy or decisions for that executive officer are materially different.
    Please tell us supplementally, with a view toward disclosure in future filings,
    more about your executive officers' compensation in this regard, as certain
    amounts listed in your Summary Compensation Table appear to be based on
    policies or decisions that are materially different from the policies or decisions for
    your other executive officers.

Annual Cash Incentive Awards, page 18

18. Please tell us, with a view toward future disclosure, how the target levels (as a
    percentage of base salary) and the threshold, target, and maximum bonus
    opportunities were determined and weighted for the executive officers.

19. Please tell us, with a view toward future disclosure, the target levels for the items of corporate performance that are measured (i.e., EBITDA, ROC, and RACE). If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

20. Please provide us an example, with a view toward future disclosure, of how the formula is used to calculate the annual cash awards of one of your executive officers.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert M. McLaughlin
Airgas, Inc.
January 31, 2008
Page 7 of 7

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Dietrick King, Staff Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief